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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPSTONE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 FEDERAL STREET, LBBY 3
(No. and Street)

BOSTON MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK CASPER 303-531-4604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF AND COMPANY
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET BOSTON MA 02110
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN M. FERRARA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPSTONE CAPITAL MARKETS LLC, as of DECEMBER 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING PARTNER & PRINCIPAL

Title

Notary Public

[stamp, partly illegible] ...ULLEN ... husetts ... Expires ... 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHANNON K. CULLEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2021

Capstone Capital Markets
Member FINRA/SIPC

Financial Statements and Supplementary Information

Year Ended December 31, 2018

Table of Contents

WOLF & COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of Capstone Capital Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capstone Capital Markets LLC (the "Company") as of December 31, 2018, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2019

Capstone Capital Markets LLC

Statement of Financial Condition

December 31, 2018

ASSETS	
Current Assets	
Cash and cash equivalents	$ 6,936,259
Accounts receivable, trade, net	231,481
Prepaid expenses and other current assets	26,264
Total Current Assets	7,194,004
Investments, at fair value	13,726
Total Assets	**$ 7,207,730**
LIABILITIES & MEMBER'S EQUITY	
Current Liabilities	
Accounts payable	$ 4,990
Accrued commissions	124,000
Accrued expenses	20,669
Total Current Liabilities	149,659
Member's equity	7,058,071
Total Liabilities & Member's Equity	**$ 7,207,730**

See accompanying notes to financial statements.

Capstone Capital Markets LLC

Statement of Operations and Changes in Member's Equity

Year Ended December 31, 2018

Revenue:		
Retainer fees	$	967,167
Success fees		1,025,000
Advisory fees		5,000
Reimbursed expenses		76,223
Revenue share		4,874,588
Total Revenue	$	6,947,978
Expenses:		
Compensation and related expenses		1,562,406
General and administrative		39,010
Professional fees		77,916
Corporate fees and taxes		48,957
Client related		69,422
Total Expenses	$	1,797,711
Net Income From Operations		**5,150,267**
Unrealized loss on investments		(17,496)
Interest income		340
Net Income		**5,133,111**
Member's Equity, Beginning		**1,757,981**
Contributed capital		166,979
Member's Equity, Ending	**$**	**7,058,071**

See accompanying notes to financial statements.

Capstone Capital Markets LLC

Statement of Cashflows

Year Ended December 31, 2018

Cash Flows from Operating Activities:		
Net Income	$	5,133,111
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on investments	$	17,496
Increase in Accounts receivable, trade, net		(231,481)
Increase in Prepaids expenses and other current assets		(26,264)
Decrease in Due from Parent		392,744
Decrease in Due from Affiliate		724,710
Decrease in Accounts payable		(10,382)
Increase in Accrued commissions		124,000
Increase in Accrued expenses		20,669
Decrease in Deferred revenue		(29,167)
Net cash provided by operating activities	$	6,115,436
Net increase in cash and cash equivalents		6,115,436
Cash and cash equivalents, beginning	**$**	**820,823**
Cash and cash equivalents, ending	**$**	**6,936,259**

Supplemental disclosure of non-cash investing activities:		
Non-cash Capital Contributions	$	166,979

See accompanying notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity

Capstone Capital Markets LLC (the "Company"), which is a wholly-owned subsidiary of Capstone Corporate Finance LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. As of December 21, 2017, the parent does business under name to Capstone Headwaters. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement services for companies located throughout the United States.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Revenue Recognition

In 2018, the Company adopted ASC 606 – Revenue from Contracts with Customers. The company adopted the accounting standard using the modified retrospective approach. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements (success fees) are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Retainer fee revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Should the performance obligation not be fulfilled on an advisory fee they are reflected as deferred revenue until the performance obligation has been fulfilled. Recognition of retainer fee revenue is determined by the input method over the performance period as inputs are expended evenly throughout the performance period. At December 31, 2018, there were no advisory fees classified as deferred revenue. The adoption of this standard did not have a material impact on the Company's revenue recognition and there were no cumulative adjustments as of January 1, 2018.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has a cash management program, which provides for the investment of excess cash balances primarily in short-term money market accounts. The Company considers such highly-liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions and may be adversely affected by shifts in the market and changes in interest rates.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

No provision for federal or state income taxes is presented in these financial statements, because the Company is a limited liability company, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2018. The Company's policy is to recognize interest and penalties as a component of income tax expense, if any, in its statements of operations and changes in member's equity.

Generally, the Company is no longer open to examination by the applicable taxing authorities for the tax years prior to December 31, 2015.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on the its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2018 management has determined a $10,000 reserve is needed.

Uses of Estimates

Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Company may differ from those estimates.

2. RELATED PARTY TRANSACTIONS

Under the terms of an expense sharing arrangement, certain overhead expenses are allocated to the Company based on management's best estimates. Allocated overhead expenses for the year ended December 31, 2018 include payroll and related expenses, occupancy, and office expenses amounting to $1,748,391. The Company reimburses the Parent in full for any direct expenses paid by the Parent on the Company's behalf.

A revenue sharing agreement was entered into between the Parent, the Company, and Headwaters BD LLC ("Headwaters BD"), an affiliated entity, on December 22, 2017, effective November 30, 2017 and expiring the earlier of when all retained contracts have been assigned, expired, terminated or fully performed, whereby all revenue received under the retained contracts, after expenses, as defined, are deducted, is shared between Headwaters BD and the Company based on the parties' performance of services. Headwaters BD is the contracting party under the retained contracts and is responsible for collection under the contracts. Registered employees under the Headwaters BD contracts will remain registered under Headwaters BD and may be dually registered under the Company. During 2018 the Company recognized $4,874,588 of revenue under this agreement. Revenue is recognized at the time the Company has completed performance of the services and the variability of payments is resolved and no longer constrained in accordance with ASC topic 606.

3. INVESTMENTS

At December 31, 2018, investments of $13,726 consist of warrants to purchase common stock of private companies. These warrants were received in connection with private placements in December 2013 and December 2017. An unrealized loss was recognized during 2018 in the amount of $17,496. The Company's investment exposes it to various types of risk such as market, credit and general economic risks. Due to the uncertainty related to changes in the fair value of investments associated with such risks, it is at least reasonably possible that changes in risk factors in the near term could materially affect the amounts reported in the financial statements.

4. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy, the Company's financial assets measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ -	$ -	$ 13,726	**$ 13,726**

Level 3 assets represent two holdings. See Note 3. The warrants were valued by using the Black-Scholes option pricing model.

The following table presents additional information about the valuation of Level 3 investments as of December 31, 2018.

Quantitative Information about Level 3 Fair Value Measurements				
	Fair Value	**Valuation Technique**	**Unobservable Inputs**	**Quantitative Unobservable Input**
Warrants to purchase common stock	$ 12,604	Black-Scholes pricing model	Estimated Term	**4 years**
			Volatility Rate	**32.35%**
			Risk-Free Interest Rate	**2.49%**
			Marketability Discount	**80%**
Warrants to purchase common stock	$ 1,122	Black-Scholes pricing model	Estimated Term	**4 years**
			Volatility Rate	**37.64%**
			Risk-Free Interest Rate	**2.49%**
			Marketability Discount	**98%**

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about level 3 investments measured at fair value.

Balance as of December 31, 2017	**$**	**31,222**
Unrealized loss on investments		(17,496)
Balance as of December 31, 2018	**$**	**13,726**
Change in net unrealized gains/losses for investments held at December 31, 2018	$	(17,496)

5. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of not less than the greater of 6-2/3% of aggregate indebtedness or $5,000 ($9,977 as of December 31, 2018). As of December 31, 2018, the Company's net capital amounted to $6,909,581.

Rule 15c3-l also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio amounted to 0.022 to 1 as of December 31, 2018.

6. CONTINGENCIES

Indemnifications

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2018, no amounts have been accrued related to such indemnification provisions.

Capstone Capital Markets LLC

Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

Aggregated Indebtedness	$ 149,659
Member's Equity	7,058,071
Less: Non-allowable assets	
Accounts receivable, trade, net	(108,500)
Prepaid expenses and other current assets	(26,264)
Investments, at fair value	(13,726)
Total Non-allowable assets	(148,490)
Net Capital	**$ 6,909,581**
Minimum net capital requirement to be maintained	9,977
Net capital in excess of requirements	$ 6,899,604
Ratio of aggregate indebtedness to net capital	.022 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the audited filing of Part IIA of the FOCUS report as of December 31, 2018. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of Capstone Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Capstone Capital Markets LLC (the "Company") identified the following provisions under 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2019

MEMBER OF ALLINIAL GLOBAL.
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

Capstone Capital Markets
Member FINRA/SIPC

Capstone Capital Markets' Exemption Report

Capstone Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Capstone Capital Markets LLC

I, John M. Ferrara, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Partner
Date: February 15, 2019

WOLF
& COMPANY, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of Capstone Capital Markets LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Capstone Capital Markets LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2019